ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036 WWW.ROPESGRAY.COM

December 30, 2019

VIA EDGAR	Thomas Holden T +1 415 315 2355 thomas.holden@ropesgray.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surgery Partners, Inc.
Registration Statement on Form S-3
Filed on December 20, 2019 (File No. 333-235664)

Ladies and Gentlemen:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter, dated December 27, 2019 (the “Comment Letter”), relating to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

General, pages II-1 through II-2

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

U.S. Securities and Exchange Commission         - 2 -

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises that it currently includes a risk factor in its periodic reports entitled “Our amended and restated certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.” The Company advises the Staff that it will revise this risk factor in future Annual Reports on Form 10-K and other applicable future filings to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or the Exchange Act.

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Please do not hesitate to call me at (415) 315-2355 or Rachel Phillips at (212) 841-8857 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

By:	/s/ Thomas Holden

Thomas Holden

cc:	Wayne S. DeVeydt (Surgery Partners, Inc.)
Rachel Phillips (Ropes & Gray LLP)